Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
June 30, 2022

IPERIONX – TITAN PROJECT SCOPING STUDY

A LEADING, SUSTAINABLE U.S. CRITICAL MINERAL PROJECT

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX or Company) is pleased to announce the positive results of the Scoping Study (Scoping Study or Study) on the Company’s Titan Project (the Project) located in west Tennessee, U.S. The Scoping Study results demonstrate the Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for a low carbon future.

IperionX has two businesses – our critical minerals business at the Titan Project, which is the subject of this Scoping Study – and our titanium metals business, where we are currently producing titanium metal powders and prototype parts using our patented titanium manufacturing technologies that have the potential to significantly reduce both the cost and carbon emissions of titanium production relative to what is commercially available today – a separate economic evaluation is planned to be released for project development activities associated with our titanium metals business.

Scoping Study Parameters - Cautionary Statements

The Scoping Study referred to in this announcement has been undertaken to determine the potential viability of the Project comprising a heavy mineral sand mine and wet concentrator plant and mineral separation plant constructed in Tennessee, U.S. and to reach a decision to proceed with more definitive studies. The Study for the Project has been prepared to an intended accuracy level of ±35%. The results should not be considered a profit forecast or production forecast.

The Scoping Study is a preliminary technical and economic study of the potential viability of the Project. In accordance with the ASX Listing Rules, the Company advises it is based on low-level technical and economic assessments that are not sufficient to support the estimation of Ore Reserves. Further evaluation work including infill drilling and appropriate studies are required before IperionX will be able to estimate any Ore Reserves or to provide any assurance of an economic development case.

Approximately 57% of the total production targets are in the Indicated Mineral Resource category with 43% in the Inferred Mineral Resource category. 100% of the production target in the first 14 years is in the Indicated Mineral Resource category. The Company has concluded that it has reasonable grounds for disclosing a production target which includes an amount of Inferred Mineral Resource. However, there is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work (including infill drilling) on the IperionX deposit will result in the determination of additional Indicated Mineral Resources or that the production target itself will be realized.

The Scoping Study is based on the material assumptions outlined elsewhere in this announcement. These include assumptions about the availability of funding. While IperionX considers all the material assumptions to be based on reasonable grounds, there is no certainty that they will prove to be correct or that the range of outcomes indicated by the Scoping Study will be achieved.

To achieve the range outcomes indicated in the Scoping Study, additional funding will likely be required. Investors should note that there is no certainty that IperionX will be able to raise funding when needed. It is also possible that such funding may only be available on terms that dilute or otherwise affect the value of IperionX’s existing shares. It is also possible that IperionX could pursue other ‘value realization’ strategies such as sale, partial sale, or joint venture of the Project. If it does, this could materially reduce IperionX’s proportionate ownership of the Project.

The Company has concluded it has a reasonable basis for providing the forward-looking statements included in this announcement and believes that it has a reasonable basis to expect it will be able to fund the development of the Project. Given the uncertainties involved, investors should not make any investment decisions based solely on the results of the Scoping Study.

Corporate Office	Tennessee Office	Salt Lake City Office
129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

IPERIONX TITAN PROJECT – SCOPING STUDY

SCOPING STUDY HIGHLIGHTS

Largest potential source of U.S. titanium and rare earths minerals, including heavy rare earths

o	Scoping Study confirms the potential for the Project to be the largest U.S. producer of titanium and the rare earth minerals, monazite and xenotime, which includes both light and heavy rare earths.

o	In-situ metal content of titanium and rare earths over the life of the Project represents potential production of ~60,500 Boeing 787s and ~24,000,000 electric vehicles.

o	Potential to satisfy 100% of the U.S. Department of Defense needs for titanium and the heavy rare earths required for national security.

o	Opportunity for a rapid and low capex entry to the U.S. rare earth supply chain, utilizing Energy Fuels’ existing White Mesa mill in Utah.

Potential for significant cashflow generation including average annual EBITDA of US$117 million

o	Potential to develop a domestic source of critical minerals in the U.S. with significant cashflow generation underpinned by low costs.

o	Compares favorably to global projects and is located in a leading jurisdiction significantly closer to a large number of end user facilities.

o
Importantly, the Scoping Study do not yet consider the potential upside associated with integration of the Titan Project (minerals business) and the Company’s breakthrough titanium metal technologies (metals business).

Globally significant U.S. critical mineral resource with massive potential upside in the region

o	100% interest in over 11,000 acres of titanium, rare earth minerals and zircon rich mineral sands properties in Tennessee, U.S.

o	Production target of 243 million tons of mineralized material over a life of mine of 25 years covers less than 4,500 acres of the current land position controlled by the Company.

o	Significant potential to grow production and Project life in the future.

Infrastructure, location and decarbonized supply chain advantage to major target markets and end users

o	Significant cost advantages due to the location and proximity to existing low cost, world-class infrastructure.

o	Major logistical advantage over many other critical minerals imported into the U.S. provides the potential for a further cost advantage and a lower carbon intensity supply chain.

Sustainable and community focused development

o	Actively taking a “sustainable first” approach to all areas of development with a focus on zero carbon power, sustainable rehabilitation practices and community engagement.

o	Building trust, broadening support, improving knowledge and promoting community participation and engagement in the development of the Titan Project.

Rapidly progressing to be construction ready in 2023

o	Mineral demonstration facility at Titan Project being completed to facilitate feasibility test work, customer offtake discussions, downstream R&D and community engagement.

o	Feasibility study metallurgical test work already underway after successful completion of pre-feasibility level test work in early 2022.

o	Optimization for mine planning, processing and permitting pathway underway to facilitate a 2023 construction ready timeline.
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IPERIONX TITAN PROJECT – SCOPING STUDY
Key Scoping Study Metrics (US$)

All values in the Scoping Study are measured in metric units and are displayed in US$ unless specified.

Table 1: Key Scoping Study metrics.

Measure	Unit	Value
Production
Life of mine (LOM)	years	25
Mineralized resource mined	Mt	242.6
Annual average throughput	Mt/y	9.7
Annual average production – rare earth concentrate	t/y	4,650
Annual average production – rutile	t/y	16,700
Annual average production – ilmenite	t/y	95,500
Annual average production – premium zircon	t/y	22,400
Annual average production – zircon concentrate	t/y	16,100
Operating and Capital Costs
Unit operating costs (incl. royalties & transport)	US$/t ROM	6.91
Annual average operating costs (incl. royalties & transport)	US$M/y	67
Total initial capital cost	US$M	237
Direct capital cost	US$M	158
Indirect capital cost	US$M	30
Contingency (30%)	US$M	49
NPV to capex cost ratio	-	2.9x
Financial Performance
LOM revenue	US$M	4,600
LOM EBITDA	US$M	2,923
Annual average revenue	US$M/y	184
Annual average EBITDA	US$M/y	117
Payback from start of operations	years	1.9

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IPERIONX TITAN PROJECT – SCOPING STUDY
Titan Project – A Major Potential Source of Titanium and Rare Earths for the U.S.

The delivery of the Titan Project Scoping Study highlights the large, high value nature of a critical mineral development in west Tennessee, U.S., and provides the potential to be a leading U.S. source of low carbon critical minerals for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications.

As an example of the potential scale of the Titan Project, the in-situ titanium metal content produced over the life of the Titan Project is approximately 1.1 million tons, enough to supply the titanium metal content for approximately ~60,500 Boeing 787 airplanes, or over 1,000 years of 787 production based upon Boeing’s future targeted production of 5x 787 airplanes per month.

For rare earths, the combined in-situ neodymium, praseodymium, terbium and dysprosium rare earth oxide content over the life of the Titan Project is approximately 16 thousand tons, enough to supply the rare earth metal content for NdFeB used in permanent magnet motors in electric vehicles for approximately 24 million electric vehicles.

Figure 1: Titanium metal produced over the life of the Titan Project has the potential to support the production of ~60,500 Boeing 787s and ~24 million electric vehicles.

Titanium

Combined with IperionX’s breakthrough titanium metal technologies, the Titan Project the potential to re-shore the U.S. titanium supply chain in an efficient and sustainable manner, through eliminating process stages, reducing energy consumption, reducing carbon emissions and significantly cutting costs.

Figure 2: First 5-year average contained titanium metal (in concentrate) vs. 2019 U.S. titanium ingot production1.

1 Source: USGS, Roskill, WoodMackenzie

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IPERIONX TITAN PROJECT – SCOPING STUDY
Rare Earth Elements

The Titan Project has the potential to be one of the largest sources of monazite and xenotime minerals for the rare earth supply chain in the U.S. Importantly, the Titan Project endowment of Heavy Rare Earths including Dysprosium, Terbium and Yttrium could make IperionX one of the largest suppliers in the U.S.

Figure 3: First 5-year average contained dysprosium & terbium oxide production vs. 2019 demand2.

IperionX previously announced a partnership with Energy Fuels Inc. has the potential to establish a fully integrated, “mine to market” U.S. rare earth supply chain for the electric vehicle and renewable energy sectors. This partnership allows the potential for rapid and low capex entry to the U.S. rare earth supply chain by utilizing Energy Fuels’ existing White Mesa mill in Utah, and highlights the importance of the Titan Project as a potentially important source of high value U.S. rare earth minerals, and in particular heavy rare earths.

Figure 4: U.S. rare earths partnership between IperionX and Energy Fuels.

Potential for Significant Cashflow Generation

IperionX’s Scoping Study highlights the potential for the Company to develop a low-cost domestic source of critical minerals in the U.S., with compelling economics, including average life of mine annual EBITDA of US$117 million per annum, after-tax NPV8 of US$692 million and an after-tax IRR of 40%, for an initial capital investment of US$237 million (inclusive of a 30% contingency).

EBITDA Projection

A useful comparison to gauge the potential importance and value associated with critical mineral projects in the U.S. is the Mountain Pass project, operated by MP Materials Corp., which went public via a de-SPAC process in November 2020. MP Materials generates rare earth products from its operation in California, and at the time of the de-SPAC the transaction implied an enterprise value of approximately US$1,000 million. Subsequent to the transaction, MP Materials have outperformed their projections, with a current market capitalization of approximately US$6,350 million.

2 Source: USGS, Roskill, Wood Mackenzie

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IPERIONX TITAN PROJECT – SCOPING STUDY
Table 2: Titan Project EBITDA comparison.

EBITDA US$M	Year 1	Year 2	Year 3
Titan Project – Scoping Study	122	173	116
MP Materials – Forecast at De-SPAC[3]	8	29	82

NPV to Capex Ratio

The Titan Project’s NPV to capex ratio, an economic benchmark which highlights the potential value generated by the initial development capital investment, is at the top end of the range of comparable north American critical mineral projects. This metric is often seen as a measure of the “fundability” of a mineral resource project, and highlights the attractiveness of the Titan Project when compared to its north American peers.

Figure 5: Titan Project NPV to capex ratio compared to other north American critical mineral developments4.

Pricing Scenario Sensitivity

Base case financial metrics for the Titan Project Scoping Study are based upon pricing forecasts from leading industry consultancies in rare earths and heavy mineral sand products. A scenario indicative of prolonged supply constraints modelled, including a 20% premium to product pricing, has been modelled for indicative purposes.

Table 3: Key Scoping Study metrics – pricing sensitivity.

Financial Performance	Unit	Base Case	Prolonged supply constraints
Average annual revenue	US$M/y	184	234
Average first five-year EBITDA	US$M/y	118	178
Payback from start of operations	years	1.9	1.3

3 MP Materials company presentation, July 15, 2020
4 Sources: Lithium Americas Thacker Pass Project PFS (link), 5E Advanced Materials Fort Cady Project DFS (link), Piedmont Lithium Carolina Lithium Project BFS (link), Ioneer Rhyolite Ridge Project DFS (link), Talon Metals Tamarack Nickel Project PEA (link)

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IPERIONX TITAN PROJECT – SCOPING STUDY
Globally Significant Mineral Resource in a Tier 1 Jurisdiction

IperionX holds a 100% interest in the Titan Project, covering over 11,000 acres of titanium, rare earth minerals and, zircon rich mineral sands properties in Tennessee, U.S. The Titan Project is strategically located proximal to the town of Camden in the southeast of the U.S., with low-cost road, rail and water logistics connecting it to world class manufacturing industries and customers.

N
Paris
Titan project
Tennessee
USA
79
641
Camden
70
Huntingdon
New
Johnsonville
641
40
20 km
Titan project
Resource outline
Chemours New Johnsonville Pigment Plant
Class I rail
Highways
Silica sand mine
McNairy Sands
IPERIONX

Figure 6: IperionX’s land position over the McNairy Sand formation.

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IPERIONX TITAN PROJECT – SCOPING STUDY
The Company’s maiden Mineral Resource Estimate (MRE) delivered in Q4 2021 confirmed the Titan Project one of the largest and most important critical mineral deposits in the U.S., with a high in-situ value underpinned by a product assemblage of high value zircon, titanium minerals and heavy and light rare earth elements. The shallow, high grade and unconsolidated nature of the sandy mineralization enables the potential for simple mining operations such as dozer push followed by an industry standard mineral processing flowsheet.

The delivery of a large-scale MRE and Scoping Study at the Titan Project is a key step in developing a fully integrated domestic titanium metal and rare earth metal supply chain. This is of strategic importance for the U.S., as the country is one of the largest global consumers of finished products containing these metals, but is currently 100% import reliant. The current focus from both industry and the U.S. government is upon re-shoring these critical minerals and building resilient and long lasting supply chains, which can be achieved by the development of IperionX’s operations.

The current production target for the Scoping Study covers only 4,173 acres or 38% of the total 11,071 acres of surface and associated mineral rights in Tennessee. The Company expects to increase the overall MRE tonnage in 2022 which will enable further options to be reviewed in terms of potential for scale or mine life extensions beyond the current Scoping Study parameters.

Further, IperionX continues to consolidate the surrounding land and it is expected that an increase in landholding will also create a platform for additional growth in the mineral resource.

Infrastructure and Location Advantage to Major Target Markets and End Users

IperionX’s Titan Project is strategically located near Camden, Tennessee, and is expected to benefit from significant cost advantages due to the location and proximity to low cost, world-class infrastructure and customer base.

95,000 miles of highway, including 8 interstate highways, put Tennessee within a day’s drive of a majority of U.S. consumer markets. Tennessee is the third largest rail center in the U.S. and there are more than 1,000 miles of navigable waterways which access all other major waterways in the eastern U.S. There are over four commercial airports near Camden, including two international airports at Memphis and Nashville.

This world class infrastructure is expected to provide material cost and logistics advantages compared to projects located in more remote areas.  The existing infrastructure includes low-cost power and gas, with high-capacity transmission lines near the Project, abundant transportation infrastructure including the Norfolk Southern mainline running through Camden, the major I-40 highway just 10 miles south of Camden and a major barge-loading point 15 miles from the Titan Project connecting to all major U.S. customers and export ports.

Table 4: Comparison of major economic variables between Tennessee and Western Australia.

	Tennessee, U.S.	Western Australia
Power	US$0.06/kWh (100% renewable)	US$0.13/kWh
Operator - base salary	US$50,000	US$125,000
FIFO camp		✔
Federal corporate tax	21%	30%
Depletion allowance	22% for HMS and 14% for monazite	nil

Further, a very cost-competitive, skilled local workforce removes any potential requirements for FIFO operations or the construction of a mining camp. The area has low-cost housing compared with the rest of the U.S., with median house prices of US$113,000 compared to over US$380,000 for the U.S. In addition, over 4 million people live just over 90 minutes away by car in the Nashville and Memphis metropolitan areas.

The Titan Project also benefits from a major logistical advantage over many other critical minerals that are imported into the U.S. This results in both a cost advantage (lower delivered cost for the consumer of the minerals) and a lower carbon intensive supply chain. This supply chain advantage is most prominent in the import of titanium feedstocks and is expected to result in a major cost advantage delivering into the U.S. pigment market, particularly given the highly volatile nature of global bulk shipping rates.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Figure 7: Titan Project location and proximity to major transportation infrastructure.

It is anticipated that the major potential cost advantage, and security of supply, that the proximity of the Titan Project brings to potential customers in North America will command a significant premium in pricing. This potential pricing premium has not been modelled as part of the economic assessment under the Scoping Study.

Further, carbon emissions associated with seaborne transportation indicate a saving of between 2,300 – 5,000 tons of CO2 per one way journey from major titanium export ports, which converts to approximately 50 – 200 kg of CO2 per ton of product. As a comparable benchmark, the average passenger vehicle in the U.S. emits around 4.5 tons of CO2 per year.

Table 5: CO2 emissions and CO2 intensity per product tonne from shipping5.

Shipping Route	Distance (km)	CO2 per trip (tons)	CO2 / t product (kg, approx)
Western Australia – Mobile	20,000	5,000	115
South Africa – Mobile	15,000	3,750	85
Norway – Mobile	9,000	2,300	50

 5 CO2 assumptions based on Handymax ship size (45,000 t payload) with carbon emissions of 5.67 g/tonne-kilometer. Data: Gratsos, Psaraftis and Zachariadis, Life-Cycle CO2 Emissions Of Bulk Carriers: A Comparative Study, Transactions of the Royal Institution of Naval Architects Part A: International Journal of Maritime Engineering, July 2010

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IPERIONX TITAN PROJECT – SCOPING STUDY

Figure 8: Project location and proximity to major pigment producers compared to imported titanium feedstocks.

“Sustainable First” Development of North American Critical Mineral Supply Chains

IperionX is focusing on becoming the leading developer of low-to-zero carbon, sustainable, critical materials in the U.S., and is actively taking a “sustainable first” approach to all areas of Titan Project development, aiming to be a global leader in sustainable critical mineral extraction.

The Company is working with Presidio Graduate School’s expert consulting division, PGS Consults, to undertake Environmental, Sustainability and Corporate Governance studies to define best practice mining and processing operations in this leading critical mineral province, and is in the process of conduct activities including a materiality assessment, life cycle assessment, ESG-leadership playbook, and an environmental health and safety (EHS) management system gap assessment.

Further, the Company is working with the University of Tennessee’s Institute of Agriculture (UTIA) to conduct research and field trials for sustainable development practices at the Titan Project, including a priority focus on land rehabilitation best practices that improve post-mining land use and agricultural yields, and provide for carbon sequestration and carbon credit creation opportunities. UTIA activities will be led by Dr. Forbes Walker, a world-renowned professor in soil science with deep experience in land rehabilitation, including the famed Copper Basin in southeastern Tennessee.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Figure 9: Native grass root growth vs. non-native.

IperionX intends to implement fully renewable power sourcing options for the Titan Project, including the assessment of existing on-grid solutions currently provided by incumbent power generators and suppliers in the area.

A particular focus of mining and engineering activities in the Scoping Study has been the development of a sequential mining method to allow for a low cost, reduced area footprint and environmentally sustainable mining process. These rehabilitation methods have been used successfully in the U.S. and IperionX aims to improve on these examples.

Figure 10: Example of historic U.S. mineral sand operations which has been rehabilitated and revegetated.

Work is underway to prepare the IperionX 2022 Annual Sustainability Report. This report will further summarize all the ESG achievements and ongoing work towards IperionX’s ESG goals.

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IPERIONX TITAN PROJECT – SCOPING STUDY
The support of the local community is fundamental to IperionX’s license to operate, and the Company has conducted significant and regular community engagement activities since it was established.

IperionX is dedicated to building sustainable community relationships, and is working in a structured way to allow the Company to continue to build trust, broaden support, improve knowledge and promote community participation and engagement in the development of the Titan Project.

Groups and organizations with who IperionX regularly engages with include the Tennessee Department of Environment and Conservation, the Tennessee Valley Authority, the University of Tennessee, Tennessee state government officials, local residents and business owners, local government officials, local school systems and technical colleges.

Progressing to Construction Ready by 2023

The Scoping Study demonstrates the Titan Project’s importance as a leading U.S. critical mineral project and the Company has now been working on progressing the Project to be construction ready during 2023.

	2022			2023
	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Opportunities & permit review
Pre-feasibility study
Feasibility bulk sample & test work
Feasibility study
Permitting
Shovel ready / FID

Figure 11: Titan Project construction ready timeline.

Importantly to achieve this timeline the company has focused on the metallurgical test work programs needed to be completed to underpin both pre-feasibility and feasibility studies. To-date pre-feasibility test work has been completed with result to be finalized and incorporated into the pre-feasibility study and the Company is now engaged in feasibility study test work.

To aid in the development of the feasibility study test work the Company constructed the first stage of a three-stage demonstration facility on the Titan Project that was used to prepare the feasibility study test work samples. The first stage included hydro-cyclones and materials handling to allow for the removal of fine (minus 45 micron) material from the samples. The resulting product could then be more readily shipped and process by Minerals Technologies pilot wet concentration plant in Florida.

The Company intends to build upon the demonstration plant with two more stages allowing for production of mineral products including rutile, ilmenite, rare earths minerals and zircon. Stage two will see the addition of a set of MG12 spirals that will allow for the production of heavy mineral concentrate. Stage three will be the construction of a demonstration scale flotation plant for the rare earth minerals monazite and xenotime together with electrostatic and electromagnetic equipment to separate the titanium and zircon minerals. The demonstration plant will then assist customer discussions and offtake, provide for titanium minerals for further downstream processing and provide an opportunity to educate and interact with the community on the sustainable processing afforded to the Titan Project.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Figure 12: Titan Project Mineral Demonstration Facility.

The Company has now also commenced a review of the opportunities available that could significantly enhance the economics. These reviews are expected to be completed ahead of the commencement of the pre-feasibility study.

Table 6: Titan Project opportunities.

Titan Project Opportunities
Opportunity		Potential Effect
Mineral Extraction	Evaluation of dozer push and other mineral extraction techniques	Lower operating costs
	Conversion of inferred to indicated & measured resources and optimization of mineral extraction plan	Lower operating costs
	Expansion of mineable mineral resources	Increased production / longer operation life
Processing	Evaluation of phased build-out of operations	Lower capital costs
	Integration of product upgrading technologies including IperionX developed synthetic rutile process	Increased sales pricing

The Company is also undertaking a permit pathway review which will result in a permitting strategy that is expected to lead to the Company applying for permits on the Titan Project with the Tennessee regulators in late 2022.

Anastasios (Taso) Arima, CEO and Managing Director said: “The delivery of the maiden Scoping Study at the Titan Project is a significant milestone for IperionX and we are delighted to put Tennessee on the map as a major source of critical minerals for the U.S.

The Scoping Study confirms the Titan Project as a globally significant development of titanium and rare earths minerals, including the heavy rare earths that are essential for electric motors and defense applications, located in a leading jurisdiction and in close proximity to major potential customers. Importantly, the Scoping Study does not yet consider the potential upside associated with integration of the minerals operation with the Company’s breakthrough titanium metal technologies.

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IPERIONX TITAN PROJECT – SCOPING STUDY
The Titan Project economics showcase the potential for IperionX to generate significant cashflows from mineral operations over a 25 year operational life, including low-costs, an average annual EBITDA of US$117 million, with an NPV of US$692 million and IRR of 40% highlight the outstanding value associated with the Project.

We are now rapidly progressing to be construction ready in 2023, with feasibility study level activities already underway and optimization of mine planning, processing and permitting pathways to commence shortly.

We are looking forward to working with the community in west Tennessee to develop a generational critical mineral asset for the U.S., as well as advancing engagement with our other stakeholders including offtake partners.”

This announcement has been authorized for release by the Board.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

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IPERIONX TITAN PROJECT – SCOPING STUDY
Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks set out in filings made by the Company from time to time with the Australian Securities Exchange and the U.S. Securities and Exchange Commission (“SEC”).

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statements

The information in this announcement that relates to Exploration Results and Mineral Resources is based on, and fairly represents, information compiled and/or reviewed by Mr. Adam Karst, P.G., a Competent Person who is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst is a consultant to IperionX Limited. Mr. Karst has sufficient experience which is relevant to the style and type of mineralization present at the Titan Project area and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the 2012 JORC Code). Mr. Karst consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.

The information in this announcement that relates to Process Design is based on, and fairly represents, information compiled and/or reviewed by Mr. Eugene Dardengo, a Competent Person who is a Member of the Australian Institute of Mining and Metallurgy.  Mr. Dardengo is a consultant to Primero Group Limited, which wholly owns Primero Group Americas Inc. Mr. Dardengo has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. Dardengo consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to Mine Design is based on, and fairly represents, information compiled and/or reviewed by Mr. Stephen Miller, a Competent Person who is a Fellow of the Australian Institute of Mining and Metallurgy. Mr. Miller is a consultant to Primero Group Limited, which wholly owns Primero Group Americas Inc. Mr. Miller has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. Miller consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to Cost Estimates and Financial Analysis is based on, and fairly represents, information compiled or reviewed by Mr. Stephane Normandin, a Competent Person who is a Registered Member of Ordres des Ingenieurs du Quebec, a Recognized Overseas Professional Organization (ROPO). Mr. Normandin was a full time employee of Primero Group Americas Inc. Mr. Normandin has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. Normandin consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

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IPERIONX TITAN PROJECT – SCOPING STUDY
APPENDIX A: SUMMARY OF MODIFYING FACTORS AND MATERIAL ASSUMPTIONS

IPERIONX TITAN PROJECT – SCOPING STUDY
The Modifying Factors included in the JORC Code (2012) have been assessed as part of the Scoping Study, including mining, processing, infrastructure, economic, marketing, legal, environmental, social and government factors. The Company has received advice from appropriate experts when assessing each Modifying Factor.

A summary assessment of each relevant Modifying Factor is provided below.

Mining
Refer to Section entitled ‘Mining Methods’ in the Announcement.
The Company engaged independent consultants from Primero to carry out pit optimizations, mine design, scheduling, and waste disposal. Modelling and pit sequencing were compiled by Mr. Stephen Miller, a Principal Mining Engineer.

The mine design is based on an open pit design assuming the following wall design configuration in this Scoping Study:

●        The selected batter and berm configuration is based on 35-degree batters over a vertical height of 10m and 5m berms widths resulting in an overall pit slope of less than 28.6 degrees.

●         With geotechnical, hydrology and material characterization test work still to be done, preliminary designs for the mining voids have used batter and berm configurations from similar mineral sands type projects. These slopes are adequate for the purpose of this study but will require refinement in future studies taking into account the local conditions and geometry.

Production schedules have been prepared for the mine based on the following parameters:

●        Targeted rougher spiral feed of 1000 tph.

●        Given the nature of the resource model, the block dimensions and the type of deposit, dilution is assumed to be included in into the modelled blocks, requiring no further modification for the purposed of this study in scheduling physicals for the financial model inputs.

●         The mining recovery factor based on the planned mining equipment and the resource model block dimension, the selective mining units is a small percentage of a parent block size and therefore in practice should be 100%.

●        Assumed values of 10% slime for the Upper McNairy and 20% for the lower McNairy.

●        Maximized utilization of Indicated resources at the front end of the mining schedule.

●        Annual scheduling periods.

●        It is planned that the mineralized material would be mined using excavator or front-end loader feeding an in-pit mining unit or mobile mining unit (MMU).

●        The topsoil and dry waste will be mined using conventional excavator/loader and truck mining practices applied in an open pit mining approach.

●         The wet waste sand from the WCP is returned via pipeline to the mine workings where it is discharged by a cyclone cluster. This sand will then be moved be spread by the dozers, with the dewatered slimes from WCP being returned to the mining void by trucks prior to being covered by the dry overburden and inter-burden.

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IPERIONX TITAN PROJECT – SCOPING STUDY

●         The mining process is commenced with the excavation of the pre-mining void.

Costs carried in the Study assume an owner-operated mobile mining units operation and contracted mining fleet for all activities for the mining of the mineralized material and waste including the mining of the mineralized material to the input mining unit.

Alternative mining methods were evaluated at high level in this Study. No other tailings disposal methods were considered in this Study.
The Production Target is approximately of 243 Mt @ 3.0% THM In-Situ with a mine life of 25 years. This equates to approximately 9.7 Mt of  mineralized resource processed per year.

The mining schedule delivers an outcome with the first 14 years (the estimated payback period starting from operations is 2.1 years) mining 100% of indicated mineralized resource only and the remaining nine full years mining the inferred mineralized resource currently defined, resulting in a total mine life of 25 years. The schedule is based on 57% of the total mine ROM material being in an Indicated category.
The Company has concluded that it has reasonable grounds for disclosing a production target which includes an amount of Inferred material on the basis that the Inferred Resources included in the early mine plan is modest and over the life of the mine the amount of Inferred Resources is not the determining factor in project viability.

	Mine Production Schedule with % Indicated Category Processed by Time Period
	Years	ROM Tons (Mt)	Inferred Tons (Mt)	Indicated Tons (Mt)	% Indicated Tons (%)
	1-14	136.5	0	136.5	100%
	15-25	106.1	105.3	0.8	1%
	LOM	242.6	105.3	137.3	57%

Based on the advice from the relevant Competent Persons, the Company has a high degree of confidence that the Inferred Mineral Resources will upgrade to Indicated Mineral Resources with further infill drilling.

In the unlikely event that the remaining Inferred Mineral Resources are not able to be upgraded, the Project’s viability is not affected. This is supported by a stand-alone DCF analysis prepared that assumes only Indicated Resources are included the mine plan in order to demonstrate the economic viability of the Project. Assuming only Indicated Resources are mined, the revised production target would be approximately 136.5 Mt ROM mineralized resource and the mine life would be approximately 14 years. This DCF analysis demonstrates that the Project would still be expected to exhibit levels of profitability that would contribute significant value to IperionX shareholders, even if no additional Indicated Resources are upgraded from existing Inferred Resources or replaced with new Indicated Resources that are yet to be discovered.

Processing
Refer to Sections ‘Mineral Processing and Metallurgical Testing’ and ‘Processing and Recovery Methods’ in the Announcement.
The Company engaged Mineral Technologies to process four (4) bulk samples through pilot equipment designed to emulate a full-scale Feed Preparation Plant (FPP), Wet Concentrator Plant (WCP), Monazite Flotation/Concentrate Upgrade Plant and a Mineral Separation Plant (MSP).
Assays were conducted by SGS in Lakefield, Canada and Bureau Veritas in Perth, Australia, with XRF, laser ablation / ICPMS and QEMSCAN analytical methods.

The final products and the grades of those final products that were produced form the testwork demonstrated that the Benton Upper and Lower and Camden Lower mineralized resource could be separated using processing stages common to most mineral sands’ operations.

Based on the testwork results, it was concluded that a viable commercial operation could be established with appropriate processing options for a 10 Mtpa operation commencing in Benton area.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Further confirmation test work is planned to proceed during the next phase of the project development.

The following overall (WCP & MSP) recoveries are assumed in the Study based on test work interpretation and typical industrial practices.

Mineral	Overall Recovery
Ilmenite	82.6%
Rutile	60.9%
Monazite	77.1%
Zircon	90.8%

The Process Design can be described as following:

1. Run of Mine mineralized resource is processed in the Mobile Mining Unit (MMU) which removes trash & oversize. The undersize is pumped to the Feed Preparation Plant (FPP) and Wet Concentrator Plant (WCP)

2. In the FPP, the feed is de-slimed to separate clay and the sand. The slimes are directed to the thickener where they are thickened and then filtered. The sand fed into a constant density tank which is pumped to the rougher spiral stage at 1000 tph at the start of the WCP

3. The WCP comprises of multiple stages of spiral separators which produce a tailings and a heavy mineral concentrate (HMC) stream. The WCP tailings stream is dewatered and pumped to the mining void while the HMC (at a target grade of >85% THM) is dewatered and trucked to the Monazite Separation Plant.

4. The Monazite Separation Plant which consists of a flotation circuit and wet gravity circuits, to produce a monazite product and an upgraded HMC which consists predominantly of the titanium minerals & zircon minerals. The upgraded HMC is the feedstock for Mineral Separation Plant (MSP).

5. The MSP consists of a dryer, multiple stages of electrostatic separators, magnetic separators and wet gravity separators to produce ilmenite, rutile, premium zircon and zircon concentrate.

Infrastructure
Refer to Section entitled ‘Infrastructure’ in the Announcement.

Titan Project is strategically located near Camden, Tennessee, and will benefit from significant cost advantages due to the location and proximity to low cost, world-class infrastructure.

The existing infrastructure includes low-cost power and gas, with high-capacity transmission lines near the Project, abundant transportation infrastructure including the Norfolk Southern mainline running through Camden, the major I-40 highway just 10 miles south of Camden and a major barge-loading point 15 miles from the Titan Project connecting to all major U.S. customers and export ports. Potential water sources include nearby surface water bodies but will likely involve shallow groundwater.

The Project’s mineral sands resources and nearby Wet Concentrator Plant (WCP) are located approximately 17 miles northwest of the city of Camden, Tennessee. The Project also includes a dry Mineral Separation Plant (MSP) that is located approximately 1.2 miles southwest of the city of Camden, Tennessee. The distance separating the two plants is approximately 19 miles and accessed via public roads and highways.

The Study was managed by Primero Group. Primero Group’s capabilities includes technical study, detailed engineering, procurement, construction management, and contract operations. All infrastructure including on site non-process infrastructure related capital and operating costs were estimated by Primero Group.

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IPERIONX TITAN PROJECT – SCOPING STUDY
Marketing
Refer to Section entitled ‘Market Studies’ in the Announcement.

Rare Earth Concentrates

Test work to date has highlighted that the rare earth minerals at the Titan Project contain a high percentage of rare earth oxides, with significant proportions of the highly valuable heavy rare earths terbium and dysprosium as well as the valuable light rare earths neodymium and praseodymium identified within IperionX’s monazite and xenotime mineral concentrates.

In April 2021, IperionX and Energy Fuels signed a Memorandum of Understanding for the supply of monazite sands from IperionX’s Titan Project in Tennessee to Energy Fuels’ White Mesa Mill in Utah. Energy Fuels and IperionX are continuing to evaluate expanding their collaboration to establish a fully integrated permanent rare earth magnet supply chain in the U.S.

In March 2022, Energy Fuels undertook laboratory evaluation of rare earth mineral concentrates from IperionX’s Titan Project in west Tennessee. Energy Fuels’ evaluation indicates that IperionX’s rare earth minerals are suitable as a high quality feedstock to produce a high purity mixed rare earth carbonate at Energy Fuels’ White Mesa Mill in Utah. Energy Fuels is currently producing a mixed rare earth carbonate at commercial scale at its mill. This commercial product is the most advanced rare earth material being produced in the U.S. today at scale.

Titanium Products

Titanium minerals found at the Titan Project are dominated by rutile and highly altered ilmenite, which are feedstocks for a variety of uses including for titanium dioxide, titanium metal and other applications including welding and nanomaterials. Natural rutile is a high-grade titanium dioxide feedstock (typical TiO2 content of 92-95%), which commands a significant price premium in the titanium dioxide market. Ilmenite is also a titanium dioxide feedstock (typical TiO2 content of 58-62%), which can be sold directly to pigment producers or can be used as a feedstock for synthetic rutile production.

Test work to date indicates that ilmenite mineral found at the Titan Project is likely to be suitable for the chloride ilmenite market, with a TiO2 content greater than 58%. Additionally, the rutile product has the potential to be a high-grade feedstock, with a TiO2 content of between 93% and 97%.

In December 2021, the company entered into a Memorandum of Understanding with The Chemours Company (Chemours) for the supply of the titanium feedstocks ilmenite and rutile from IperionX’s Titan Project in west Tennessee to Chemours. Chemours is one of the world’s largest producers of high quality titanium dioxide products for coatings, plastics, and laminates, with a nameplate titanium dioxide capacity of 1,250,000 tons globally, including New Johnsonville, Tennessee, located 20 miles from IperionX’s Titan Project, and DeLisle, Mississippi, located 1,100 miles by back haul barge on the Mississippi River.

The MoU contemplates the commencement of negotiations of a supply agreement between IperionX and Chemours for an initial five year term on an agreed market based pricing methodology for the annual supply of up to 50,000 tons of ilmenite and 10,000 tons of rutile, which is equivalent to approximately 50% of total ilmenite production and approximately 60% of total rutile production over the first 5 years of operations at the Titan Project.

Zircon Products

Test work to date indicates that zircon mineral found at the Titan Project is likely to be suitable for the premium zircon market, with a ZrO2+HfO2 content greater than 65%, with the potential to be sold into the domestic U.S. zircon premium market.

In February 2022, the company entered into a Memorandum of Understanding with Mario Pilato BLAT S.A. (Mario Pilato) for the potential supply of zircon products. Mario Pilato is a leading international supplier of raw materials for ceramics, glass and refractories, headquartered in Valencia, Spain The MoU contemplates the commencement of negotiations of a supply agreement between IperionX and Mario Pilato for an initial five year term on an agreed market based pricing methodology for the annual supply of up to 20,000 tons of zircon products from the Titan Project, which is equivalent to approximately 50% of total zircon production over the first 5 years of operations at the Titan Project.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Price Forecasts

The Company engaged Adamas Intelligence, an independent research and advisory consultant focused on strategic metals and minerals, to provide a pricing methodology and price forecast for rare earth concentrates produced at the Titan Project. The pricing methodology is based upon Adamas’ forecast pricing of IperionX’s rare earth concentrates with reference to the value of rare earth oxides contained, with a premium applied by Adamas for the specific rare earth oxide enrichment, including heavy rare earths, contained within the Titan Project product.

The Company has utilized commodity pricing based upon forecasts from TZMI for ilmenite, rutile and zircon products, adjusted for economic factors. TZMI is a global independent consulting and publishing company which specializes in all aspects of the mineral sands, titanium dioxide and coatings industries, particularly the titanium and zirconium value chains. Zircon concentrate pricing forecasts have been assessed by the Company as receiving a 55% discount to the price of premium zircon, a standard industry benchmark discount.
IperionX will continue to focus on developing market relationships and discussions with potential off-take partners.

Economic
Refer to Sections ‘Capital and Operating Costs’ and ‘Economic Analysis’ in the Announcement.

Capital Estimates for the mine and process plant have been prepared by Primero Group using a combination of cost estimates from suppliers, historical data, reference to recent comparable projects. Costs are presented in US$ for Q2 2022 and are exclusive of escalation. The intended accuracy of the initial capital cost estimate for the Project is ± 35%.

Capital costs include the initial capital and deferred and sustaining capital. Capital costs make provision for mine closure and environmental costs.

The capital cost estimate (CAPEX) was developed in two parts:
1)       Direct costs for the mine pre-production, wet concentrate plant (WCP), mineral separation plant (MSP), common services including reagents and air/water services and non-process infrastructure.
2)        Indirect costs were estimated for engineering, construction, and owner’s costs.

For the mine, the CAPEX estimation is based on the following aspects: clearing & grubbing, mine development, pumping & infrastructure, mobile mining equipment, and mining contractor mobilization.

For the WCP and MSP facilities, the process design criteria, flowsheets and mass balance calculations were produced with sufficient detail to allow for the preparation of a mechanical equipment list.  Equipment pricing was collected from benchmark information.  The Project used as a benchmark is a similar circuit producing both WCP and MSP products.  The Project is currently under construction in Australia, being managed by Primero.  The overall supply cost of mechanical equipment was then used to factor all other direct discipline costs such as concrete, steelwork, platework, piping, electrical, and instrumentation and control.  These factors were also derived from the benchmarked project.

In-direct costs, including EPCM, off-site management, capital spares, flights and accommodation, first fills and commissioning costs were also factored from the Project direct costs.

Project contingency was calculated as a factor of the total direct and in-direct costs.

For the (NPI) non-process infrastructure, allowances were made for some costs not related to the mechanical equipment supply including process buildings and non-process infrastructure.

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IPERIONX TITAN PROJECT – SCOPING STUDY

The cost estimate basis along with the exchange rates used for the Project CAPEX is 0.73 USD/AUD.

There are no government royalties associated with the Project.

A royalty of 5% of revenue generated is included based on the average land lease agreement.

Rehabilitation and mine closure costs are included within the reported operating cost and sustaining capital figures.

A detailed financial model and discounted cash flow (DCF) analysis has been prepared by the Company, using inputs from the various expert consultants, in order to demonstrate the economic viability of the Project. The financial model and DCF were modelled with conservative inputs to provide management with a baseline valuation of the Project.

The DCF analysis demonstrated compelling economics of the prospective Project, with an NPV (after-tax, at an 8% discount rate) of US$692 million and an IRR of 40%.

The DCF analysis also highlighted the low operating costs, low royalties, and low corporate tax rates.

Sensitivity analysis was performed on all key assumptions used. The robust Project economics insulate IperionX’s Titan Project from variation in market pricing, capital expense, or operating expenses.

Payback period for the Project is 1.9 years from the start of operations. The payback period is based on free-cash flow, after taxes.
IperionX estimates the total capital cost to construct the mine and process plants to be US$237 million.

IperionX has been working on progressing the Project to be construction ready during 2023 and production in 2025.The Company engaged the services of advisory firm, Taylor Collison, with regards to Project economics. Taylor Collison is a financial advisory firm which specializes in multiple sectors, including metals and oil & gas. Taylor Collison is well regarded as a specialist capital markets service provider and have raised project development funding for companies across a range of commodities including substantial experience in the industrial and specialty minerals sector.

Following the assessment of a number of key criteria, Taylor Collison has confirmed that, on the basis that a definitive feasibility study arrives at a result that is not materially worse than the Scoping Study as noted above, IperionX should be able to raise sufficient funding to develop the Project. Taylor Collison has come to this view by examining a range of relevant aspects that may influence funding. These include:

●         The favorable strategic setting for the specific commodities prevalent at the Titan Project;
●         The likely appetite of resources industry equity fund managers to support a funding scenario, based on the Scoping Study outcomes;
●         Recently completed funding arrangements for similar development projects;
●         The range of potential funding options available;
●         The favorable IRR and margins generated by the Project; and
●         The track record of the IperionX Board and management team.

An assessment of various funding alternatives available to IperionX has been made based on precedent transactions that have occurred in the mining industry, including an assessment of alternatives available to companies that operate in industrial and specialty minerals sector. The assessment and advice from Taylor Collison indicates that, given the nature of the Project, funding is likely to be available from a combination of resources funds (both traditional equity fund managers and strategic/private equity investors), debt (from commercial banks or non-bank resources lenders) and offtake backed funding agreements (with end users). It is important to note that no funding arrangements have yet been put in place as these discussions continue to take place. The composition of the funding arrangements ultimately put in place may also vary, so it is not possible at this stage to provide any further information about the composition of potential funding arrangement.

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IPERIONX TITAN PROJECT – SCOPING STUDY

Since initial exploration of the Titan Project in 2020, the Company has completed extensive drilling, sampling, metallurgical test-work, geological modelling and defined an Indicated and Inferred Mineral Resource Estimate. Over this period, with these key milestones being attained and the Project de-risked, the Company’s market capitalization has increased from approximately US$5 million to over US$80 million. As the Project continues to achieve key milestones, which can also be significant de-risking events, the Company’s share price could be anticipated to increase.

The Company is debt free and is in a strong financial position, with approximately US$11.3 million in cash on hand at March 31, 2022. The current financial position means the Company is soundly funded to continue into a PFS phase to further develop the Project.
IperionX’s shares are listed on the Nasdaq Capital Market (Nasdaq) and the Australian Securities Exchange (ASX). Nasdaq is one of the world’s premier venues for growth companies and provides increased access to capital from institutional and retail investors in the United States.

IperionX has an experienced and high-quality Board and management team comprising highly respected resource executives with extensive technical, financial, commercial and capital markets experience. As a result, the Board has a high level of confidence that the Project will be able to secure funding in due course, having particular regard to:

●          Required capital expenditure;
●          IperionX’s market capitalization;
●          Recent funding activities by directors in respect of other resource projects;
●          Recently completed funding arrangements for similar or larger scale development projects;
●          The range of potential funding options available;
●          The favorable key metrics generated by the Titan Project;
●          Ongoing discussions for potential offtake agreements; and
●          Investor interest to date.

Environmental Social, Legal and Governmental
Refer to the sections entitled ‘Property Description’ and ‘Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups’ in the Announcement.
IperionX is focusing on becoming the leading developer of low-to-zero carbon, sustainable, critical materials in the U.S., and is actively taking a “sustainable first” approach to all areas of Titan Project development, aiming to be a global leader in sustainable critical mineral extraction.

The Company is working with Presidio Graduate School’s expert consulting division, PGS Consults, to undertake Environmental, Sustainability and Corporate Governance studies to define best practice mining and processing operations in this leading critical mineral province, and is in the process of conduct activities including a materiality assessment, life cycle assessment, ESG-leadership playbook, and an environmental health and safety (EHS) management system gap assessment.
Further, the Company is working with the University of Tennessee’s Institute of Agriculture (UTIA) to conduct research and field trials for sustainable development practices at the Titan Project, including a priority focus on land rehabilitation best practices that improve post-mining land use and agricultural yields, and provide for carbon sequestration and carbon credit creation opportunities. UTIA activities will be led by Dr. Forbes Walker, a world-renowned professor in soil science with deep experience in land rehabilitation, including the famed Copper Basin in southeastern Tennessee.

IperionX intends to implement fully renewable power sourcing options for the Titan Project, including the assessment of existing on-grid solutions currently provided by incumbent power generators and suppliers in the area.

A particular focus of mining and engineering activities in the Scoping Study has been the development of a sequential mining method to allow for a low cost, reduced area footprint and environmentally sustainable mining process. These rehabilitation methods have been used successfully in the U.S. and IperionX aims to improve on these examples.

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IPERIONX TITAN PROJECT – SCOPING STUDY

The support of the local community is fundamental to IperionX’s license to operate, and the Company has conducted significant and regular community engagement activities since it was established.

IperionX is dedicated to building sustainable community relationships, and is working in a structured way to allow the Company to continue to build trust, broaden support, improve knowledge and promote community participation and engagement in the development of the Titan Project.

Groups and organizations with who IperionX regularly engages with include the Tennessee Department of Environment and Conservation, the Tennessee Valley Authority, the University of Tennessee, Tennessee state government officials, local residents and business owners, local government officials, local school systems and technical colleges.

At March 31, 2022, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee, of which approximately 137 acres are owned and approximately 10,934 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to lease or, in some cases, purchase the surface property and associated mineral rights. Other than the option agreements, there currently are no material liens or encumbrances on the property comprising the Titan Project.

IperionX has received a Memorandum of Option or Memorandum of Contract signed by each landowner and each Memorandum is recorded in the local register of deeds. IperionX has engaged Johnston, Allison & Hord, P.A. (“JAH”) to coordinate and review title searches for each optioned property to confirm that the respective landowners own and control both the surface real estate and mineral rights for the Project. Preliminary title searches on all properties were completed as of the date of recording of each Memorandum of Option.

In order to develop the Project, we will be required to obtain new governmental permits authorizing, among other things, any site development activities and site operating activities.

IperionX has engaged HDR to support permitting activities on the proposed Project.

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Material Assumptions

Study Overview
Life of project	25 Years
Cost and pricing basis	2022 US$
Currency	US Dollars
Cost escalation	0%
Revenue escalation	0%
Study accuracy	±35%
Mining
Mineral resource	431 Mt
Portion of production target – indicated	57%
Portion of production target - inferred	43%
Annual average ROM production	9.7 Mt/y
Life-of-mine average feed grade	3% HMS in-situ
Mining recovery	100%
Total mineralized resource mined	243 Mt
Total waste rock	163 Mt
Life-of-mine average strip ratio	0.67:1 waste:ROM
Processing Plant
Annual average production – rare earth concentrate	4,600 tons
Annual average production – rutile	16,700 tons
Annual average production – ilmenite	95,500 tons
Annual average production – premium zircon	22,400 tons
Annual average production – zircon concentrate	16,100 tons
Ilmenite recovery	82.60%
Rutile recovery	60.90%
Monazite recovery	77.10%
Zircon recovery	90.80%
Pricing
Ilmenite LOM weighted average realized price	US$311/t
Rutile LOM weighted average realized price	US$1,311/t
Monazite LOM weighted average realized price	US$17,356/t
Premium zircon LOM weighted average realized price	US$1,748/t
Zircon concentrate LOM weighted average realized price	US$787/t
Other
Initial capital	US$237.2 million
Sustaining and deferred capital	US$198.5 million
Corporate tax rate	21% Federal & 6.5% State
Discount rate	8%

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